Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ANNOUNCES DATE FOR 2018 HALF YEAR FINANCIAL RESULTS RELEASE

Singapore, August 27, 2018: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company”), a global provider of maritime transportation services in the drybulk and product tanker sectors, announced it will release its half year 2018 financial results for the period ended June 30, 2018 on Wednesday, August 29th after market closing in New York and Johannesburg.

The next day, Thursday, August 30th, 2018 at 8:00 a.m. Eastern Savings Time/ 2:00pm South African Standard Time/ 8:00pm Singapore Time, the Company’s management will host a conference call and webcast to discuss the earnings results.

Conference Call details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +800-347-6311 (US Toll Free Dial In), +800 279 7204 (UK Toll Free Dial In), +800 186 5085 (Singapore Toll Free Dial In), +0800 980 520 or (South Africa Toll Free Dial In), +44 (0)330 336 9411 (International Standard Toll Free Dial In). Please enter code: 7562777

An audio replay of the conference call will be available until Thursday, September 6, 2018, by dialing +888-203-1112 (US Toll Free Dial In), +0 808 101 1153 (UK Toll Free Dial In), +800 101 2009 (Singapore Toll Free Dial In), or + 0 800 980 995 (South Africa Toll Free Dial In).  Access Code 7562777.

Audio Webcast details:

There will be an audio webcast of the conference call, accessible via the internet through the Grindrod Shipping website www.grinshipping.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation of the half year results ended June 30, 2018 financial results will be accessible in PDF format 10 minutes prior to the conference call and webcast on the Investor Relations section of our website located at www.grinshipping.com. Participants to the webcast can download the PDF presentation. The conference call will take participants through the slide presentation on the website.

About Grindrod Shipping

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (IVS) includes a fleet of 19 handysize drybulk carriers and 12 supramax/ultramax drybulk carriers on the water with five ultramax drybulk carriers under construction in Japan due be delivered in 2019 and 2020. The tanker business, which operates under the brand “Unicorn Shipping” (Unicorn) includes a fleet of 11 medium range tankers and four small product tankers. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping has a primary listing on NASDAQ under the ticker “GRIN” and a secondary listing on the JSE under the ticker “GSH”.

Company Contact:	Investor Relations / Media Contact:
Martyn Wade/Stephen Griffiths	Nicolas Bornozis / Daniela Guerrero
CEO & CFO	Capital Link, Inc.
Grindrod Shipping Holdings Ltd.	230 Park Avenue, Suite 1536
200 Cantonment Road, #03-01 Southpoint	New York, N.Y. 10169
Singapore, 089763	Tel.: (212) 661-7566
Email: ir@grindrodshipping.com	Fax: (212) 661-7526
Website: www.grinshipping.com	E-Mail: grindrod@capitallink.com